UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)

ABN AMRO Holding N.V.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
000937102
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

CUSIP No. 000937102	13G	Page 2 of 6

1	NAME OF REPORTING PERSONS ING Groep N.V.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		112,149,8711 2 3

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		105,547,2831 3

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,547,283[3]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	4,135,889 (Custodian Shares)	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.45%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
1   3,692,342 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.
2   6,602,588 of this number relates to voting rights held by ING Groep N.V. or its subsidiaries in connection with the Issuer’s convertible financing preference shares.
3   These numbers are corrections to those previously reported by ING Groep N.V. on its Schedule 13G/A filed on February 14, 2007.

CUSIP No. 000937102	13G	Page 3 of 6

Item 1(a).	Name of Issuer:

ABN AMRO Holding N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Item 2(a).	Name of Person Filing:

ING Groep N.V.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

Item 2(c).	Citizenship:

See item 4 on Page 2

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

000937102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

(a) ☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

(f) ☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

CUSIP No. 000937102	13G	Page 4 of 6

(g) ☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h) ☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership.

(a) Amount beneficially owned:

See item 9 on Page 2

(b) Percent of class:

See item 11 on Page 2

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See item 5 on Page 2

(ii) Shared power to vote or to direct the vote:

See item 6 on Page 2

(iii) Sole power to dispose or to direct the disposition of:

See item 7 on Page 2

(iv) Shared power to dispose or to direct the disposition of:

See item 8 on Page 2

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which

CUSIP No. 000937102	13G	Page 5 of 6

Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 000937102	13G	Page 6 of 6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2007

(Date)

ING GROEP N.V.

By:

/s/ K. de Wit

(Signature)

K. de Wit / Head of Compliance Operations

(Name/Title)

C. Blokbergen

(Signature)

C. Blokbergen / Head Legal Group

(Name/Title)